SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of April, 2006

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

Corporate Taxpayers Enrollment (“CNPJ”) N. 00.022.034/0001 -87
Registry of Commerce Enrollment (“NIRE”) 35.300.140.443

PUBLICLY HELD COMPANY

SUMMARY MINUTES OF ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS, HELD ON APRIL 12, 2006.

VENUE AND TIME:
At Avenida Eusébio Matoso, No. 891, ground floor, in the City of SãoPaulo, State of São Paulo, at 11 a.m.

BOARD:
Gabriel Jorge Ferreira - Chairman Claudia Politanski – Secretary

QUORUM:
Shareholders representing more than 2/3 of the voting capital.

ATTENDANCE:
a) Company’s officers;

b) Mr. Paulo Miron, representative of PricewaterhouseCoopers Auditores Independentes, the Company’s independent auditor.

CALL NOTICE:

Published in the Official Gazette of the State of São Paulo, editions of March 28, 29 and 30, 2006, on pages16, 10 and 74, respectively and in Valor Econômico newspaper, editions of March 28, 29 and 30, 2006, on pages C-3, C-11 and C-18, respectively.

NOTICE TO SHAREHOLDERS:
Notice to shareholders was not published in accordance with Fifth Paragraph of Article 133 of Law 6.404, of December 15, 1976.

SHAREHOLDERS’ RESOLUTIONS UNANIMOUSLY TAKEN:

I – IN THE ANNUAL SHAREHOLDERS MEETING

1. Approved the Financial Statements, the Management Report, as well as the Accounting Firm Report related to the fiscal year ended on December 31, 2005, which were published together with the Audit Committee opinion in the Official Gazette of the State of São Paulo, edition of February 17, 2006, on pages 17 to 20, and in the Valor Econômico newspaper, edition of February 17, 2006, on pages A26 to A85.

2. Ratified, pursuant to the terms of the Financial Statements approved herein, the distribution of the results accrued on the fiscal year ended on December 31, 2005, as follows: out of the net profit accrued in the total amount of R$1,036,005,535.15, (a) R$51,800,276.76 have been assigned to the Legal Reserve; (b) R$345,394,292.03 were assigned to the payment of Interest on Capital Stock to the Company’s shareholders, being such amounts considered as part of mandatory dividends, as per the provisions of paragraph 7° of Article 9 of Federal Law N. 9,249/95; and (c) R$638,810,966.36 have been assigned to the Reserve for Realizable Profits, in accordance with Article 197 of the Law N. 6.404/76.

3. Reelected, as members of the Board of Directors, with term of office until the General Shareholders Meeting to be held on 2007, Messrs.: (i) GABRIEL JORGE FERREIRA, Brazilian citizen, married, lawyer, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso No. 891, 4th floor, bearer of Identity Card (RG) No. 20.829 -OAB-SP and enrolled with CPF under No. 008.118.588 -04; (ii) GUILHERME AFFONSO FERREIRA, Brazilian citizen, judicially separated, businessman, domiciled in the City of São Paulo, State of São Paulo, at Rua Estados Unidos, No. 1.342, bearer of Identity Card (RG) No. 4.405.163 -SSP-SP and enrolled with CPF under No. 762.604.298 -00; (iii) ISRAEL VAINBOIM, Brazilian citizen, divorced, engineer, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 22nd floor, bearer of Identity Card (RG) No. 14.189.351 -SSP-SP and enrolled with CPF under No. 090.997.197 -87; (iv) PEDRO MOREIRA SALLES, Brazilian citizen, married, banker, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 4th floor, bearer of Identity Card (RG) No. 19.979.952 -SSP-SP and enrolled with CPF under No. 551.222.567 -72; (v) ROBERTO KONDER BORNHAUSEN, Brazilian citizen, married, engineer, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 22nd Floor, bearer of Identity Card (RG) No. 44.560 -SSP-SC and enrolled with the Individual Tax Payers Registry (“CPF”) under No. 003.899.359 -72; and (vi) TOMAS TOMISLAV ANTONIN ZINNER, Brazilian citizen, married, economist, domiciled in the City of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 22nd floor, bearer of Identity Card (RG) No. 16.459 of the Regional Council of Economics – 1st Region and enrolled with CPF under No. 007.884.067 -87.

4. The following annual global amounts of the Company’s management, which also includes the advantages and benefits of any nature eventually attributed, was set on up to R$100,000.00 to the Board of Directors and to the Audit Committee and up to R$100,000.00 to the Board of Officers, considering that such amounts may be readjusted in accordance with the remuneration policy adopted by the Company.

II – IN THE EXTRAORDINARY GENERAL MEETING:

I – Approved, pursuant the proposal of the Board of Directors on March 27th, 2006:

1. The amendment of the wording of the caput of Article 5 of the By-laws, in order to reflect the current number of ordinary and preferred shares which composes the company’s capital stock, which were changed, in the second semester of 2005, upon the occurrence of (i) the cancellation of treasury shares, decided on the extraordinary shareholders’ meeting, held on July 19, 2005, and (ii) the conversions of ordinary shares into preferred shares occurred between July 19, 2005 and August 18, 2005, pursuant to a permission conceded by the meeting referred above.

2. Therefore, the caput of article 5 of Company’s By-laws shall be read as follows:

“Article 5: The capital stock is R$ 1,863,449,958.72 (one billion, eight hundred and sixty-three million, four hundred and forty-nine thousand, nine hundred and fifty-eight reais and seventy-two cents) divided into 830,333,872 (eight hundred and thirty million, three hundred and thirty three thousand, eight hundred and seventy two) registered shares, with no par value, of which 276,867,952 (two hundred seventy six million, eight hundred sixty seven thousand, nine hundred and fifty two) are common shares, and 553,465,920 (five hundred fifty three million, four hundred sixty five thousand, nine hundred and twenty) are preferred shares”.

3. The exclusion of article 5-A of the Company’s By-laws, which establishes that the ordinary shares are convertible on preferred shares until August 18 2005, in view of the maturity of such date.

4. The consolidation of the Company’s By-laws, incorporating the proposals above approved, which shall be governed by the provisions set forth in Attachment 1 of the present document.

FILED DOCUMENTS:	The Proposal of the Board of Directors was filed in the Company’s head offices, already certified by the board.

AUDIT BOARD:	There were no manifestation on the part of the Audit Board, which was not on duty.

São Paulo, April 12, 2006.

(authorized signatures): Gabriel Jorge Ferreira - Chairman
Claudia Politanski – Secretary

SHAREHOLDERS: E. JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A.– Gabriel Jorge Ferreira – Officer and Israel Vainboim - attorney; CLAUDIA POLITANSKI; MARCIA MARIA FREITAS DE AGUIAR; JOSÉ LUCAS FERREIRA DE MELO; REGINA LONGO SANCHEZ; FERNANDO DELLA TORRE CHAGAS; GABRIEL JORGE FERREIRA; ISRAEL VAINBOIM; for INSTITUTO UNIBANCO – Mauro Eduardo Guizeline – attorney; BAHEMA PARTICIPAÇÕES S.A. – Silvia Maria Affonso Ferreira de Almeida Prado – Officer; MAURO AGONILHA and ADRIANO DE OLIVEIRA MONTICO. This is a revised copy of the original minutes registered in the book “Minutes of Annual Meeting” of the company, and its publication is hereby authorized.

São Paulo, April 12, 2006

___________________________________
CLAUDIA POLITANSKI
Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 19, 2006

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.